Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Consolidated Financial Data of Tandberg

The following selected consolidated financial data of Tandberg should be read together with Tandberg’s consolidated financial statements. The selected consolidated statements of operations data of Tandberg for the years ended December 31, 2013 and December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2013 and December 31, 2012 are derived from Tandberg’s audited consolidated financial statements included elsewhere in this document. Tandberg’s historical results are not necessarily indicative of Tandberg’s results to be expected for any future period. All figures are in thousands of U.S. dollars.

	Fiscal Year
	2013	2012
Total net revenue	$61,510	$67,614
Loss from operations	$(13,529)	$(7,526)
Net loss	$(18,475)	$(11,460)

	December 31, 2013	December 31, 2012
Total assets	$42,348	$47,895
Total non-current liabilities	$1,538	$3,819
Total liabilities	$74,310	$61,328

Operating and Financial Review and Prospects

The following operating and financial review and prospects contain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict.

Overview

Tandberg is a global supplier of data storage and data protection solutions for small and medium-sized businesses, distributed enterprises, departments and workgroups. Tandberg’s wide range of storage solutions enable organizations efficiently manage, store and protect their data, delivering increased productivity and improved business continuity.

Tandberg has a broad product line ranging from disk-based solutions to automated tape solutions. Tandberg’s solutions are supported by their software which provides data backup, de-duplication, data protection and data interchange between disk and tape based products. Products offered include:

Tape Drives

Tape drives, based on DAT, LTO, or SLR™ technologies.

Tape Automation

Reliable, scalable data protection systems, ranging from autoloaders to midrange automation for small to medium businesses.

Removable Disk

The RDX® QuikStor removable disk storage system offers rugged, reliable and convenient storage for backup, archive, data interchange and disaster recovery. The RDX® QuikStation™ is a multi-drive, network-attached removable disk library based on industry-standard RDX® technology, which combines the removability, durability and economy of tape with the random accessibility and performance of disk.

Media

Tandberg complements its range of storage solutions with a complete range of media, including RDX®, LTO, DAT, and SLR™.

Tandberg’s solutions are designed to meet the growing storage requirements of organizations with scalability, reliability and backward compatibility features that are designed for cost-effective operation and long-term investment protection. Tandberg’s products are compatible with major operating systems and software applications enabling the solutions to work in heterogeneous storage environments.

Tandberg markets its solutions through a global channel of qualified resellers and distributors, supported by original equipment manufacturer (OEM) agreements with major server manufacturers. Headquartered in Dortmund, Germany, Tandberg operates additional offices around the world, including a manufacturing and repair plant in China.

Recent Developments

Acquisition. On January 21, 2014, Tandberg was acquired by Overland Storage, Inc. (“Overland”).

Liquidity. As of December 31, 2013, the Company had a deficit working capital of $53.0 million, deficit equity of $32.0 million and incurred a net loss of $18.5 million for the year ended December 31, 2013. Tandberg will be dependent on Overland for funding of its operations for the next twelve months.

Immediately prior to closing of the Overland acquisition, the debt to related party, including accrued interest with a December 31, 2013 balance of $58.8 million, was converted to equity and the Company’s revolving credit facility was repaid.

Critical Accounting Policies and Estimates

This operating and financial review and prospects is based upon Tandberg’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. Management evaluates its estimates on an on-going basis including, but not limited to, those related to reductions to revenue for customer programs and incentive offerings, including price protection, volume-based incentives, and expected returns, bad debts, inventories, intangible and other long-lived assets, warranty obligations and income taxes. Estimates are based on historical experience and on various assumptions believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of financial condition and results of operations. The footnotes to Tandberg’s consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that Tandberg used in applying accounting policies have a significant impact on the results that are reported in its consolidated financial statements.

These critical accounting policies require difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Tandberg’s critical accounting policies and estimates that require the most significant judgment are discussed further below.

Revenue Recognition

Tandberg recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured. Additionally, Tandberg recognizes revenue on sales of hardware to channel partners, including resellers or distributors, at the time of sale when the channel partners have economic substance apart from Tandberg and Tandberg has completed its obligations related to the sale.

Tandberg records estimated reductions to revenue for customer programs and incentive offerings, including price protection, volume-based incentives, and expected returns. Revenue from shipments to these customers is recognized upon delivery with the related estimates accrued at the time of recognition. Future market conditions and product transitions may require increases to customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive are offered. Additionally, certain incentive programs require estimates which are based on historical experience and the specific terms and conditions as well as the number of expected customers who will actually redeem the incentive and actual results may differ from those estimates.

Generally, title and risk of loss transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection.

Tandberg offers a suite of support services called SecureService™ which can be purchased separately by end users of its products. The services revenue is generally recognized when the service is provided and the amount earned is not contingent upon any future event.

Tandberg has licensing agreements relating to RDX® technology with a third party and records revenue for the royalty paid by such third party when reported by the third party, generally in the period during which the third party ships the products containing RDX® technology.

Allowance for Doubtful Accounts

Tandberg estimates the collectability of accounts receivable based on a combination of factors including, but not limited to, customer credit ratings and historical experience. In circumstances where Tandberg is aware of a specific customer’s inability to meet its financial obligations (e.g., due to a bankruptcy filings or substantial downgrading of credit ratings) or where other factors indicate accounts receivable may not be collected, Tandberg provides allowances for doubtful accounts against amounts due to reduce the net receivable to the amount Tandberg reasonably believes will be collected.

Inventory Valuation

Tandberg values inventories at the lower of cost or net realizable value. Tandberg assesses the fair value of its inventories based upon numerous factors including, but not limited to, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, Tandberg adjusts its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value. New competitive technologies in Tandberg’s industry may negatively affect net realizable values in future periods and the valuation of inventories.

Warranty and Extended Warranty

Tandberg provides for the estimated cost of product warranties at the time that revenue is recognized for the related product. Tandberg evaluates its warranty obligations on a product group basis. While Tandberg engages in product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, Tandberg bases estimated warranty obligations upon several factors including warranty terms, on-going product failure rates and current period product shipments. If actual product failure rates or other factors were to differ from estimates, revisions to estimated warranty liabilities would be required. Warranty terms generally range from one to three years depending upon the product.

In addition to the standard warranty offered with all product sales, Tandberg also offers a separately priced extended warranty. Extended warranty revenue is recognized as revenue ratably over the period of the extended warranty service agreement.

Intangible Assets

The 2009 acquisition of the Tandberg business and the 2011 acquisition of RDX created significant amounts of intangible assets. At December 31, 2013 Tandberg had amortizing intangibles with a net book value of $16.9 million, consisting of patents, licenses and technology as well as $2.2 million net carrying value of indefinite lived intangibles, consisting of goodwill and trade names.

Tandberg’s indefinite lived intangible assets are required to be tested annually for impairment or more frequently. In 2013, there was no impairment charge on its indefinite lived intangibles.

Tandberg’s amortizing intangible assets are tested for impairment only when a triggering event or indicator occurs indicating that the carrying value may be impaired. When such indicators are present, Tandberg generally assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, then a fair value calculation is necessary to assess whether any impairment has occurred. The determination of whether a triggering event has occurred and forecasting of undiscounted cash flows requires considerable judgment. In determining whether a triggering event has occurred Tandberg considers the impact of new competitive technologies, consolidation in the storage business industry and other factors that may negatively affect margin and revenue.

Results of Operations

The following table sets forth certain financial data as a percentage of Tandberg’s net revenue:

	Fiscal Year
	2013	2012
Net revenue	100.0%	100.0%
Cost of revenue	73.6	71.6

Gross profit	26.4	28.4
Operating expenses:
Sales and marketing	21.3	19.2
Research and development	5.7	4.9
General and administrative	21.4	15.4

	48.4	39.5
Loss from operations	(22.0)	(11.1)
Interest (expense)	(8.2)	(6.2)
Other income (expense), net	(0.3)	0.4

Loss before income taxes	(30.5)	(16.9)

Income tax benefit (expense)	0.5	0.0

Net loss	(30.0)%	(16.9)%

A summary of the sales mix by product follows:

	Fiscal Year
	2013	2012
Tape Drives	16.7%	20.2%
Tape Automation	12.7	15.5
RDX	47.6	40.7
Disk Solution	1.4	0.5
Media	12.2	13.7
Others	0.5	0.5

	91.1	91.1
Services	7.2	6.3
RDX Royalty	1.7	2.6

	100.0%	100.0%

Fiscal 2013 Compared With Fiscal 2012

Net Revenue. Net revenue decreased to $61.5 million during fiscal 2013 from $67.6 million during fiscal 2012, a decrease of $6.1 million, or 9.0%. The majority of the decline can be attributed to general declines in the tape market in tape automation, tape drives and tape media, which declines were partially offset by increased revenue from RDX products.

Product Revenue.

Net product revenue decreased to $56.0 million during fiscal 2013 from $61.6 million during fiscal 2012, a decrease of $5.6 million, or 9.1%.

Revenues from tape automation, tape drives and tape media decreased $7.8 million during 2013 as compared to 2012. The tape drives revenues decreased $3.4 million and the tape automation revenues decreased $2.7 million. These declines were primarily the result of, a reduction in the overall tape market, as well as an increase in competition between existing tape product vendors during 2013, which resulted in price erosion within the tape product market. Tape media revenues decreased $1.7, due primarily to decreased LTO and SLR media sales resulting from general market declines. Revenue from RDX products increased $1.7 million, or 12.3%, in 2013, compared to 2012.

Service Revenue.

Net service revenue remained relatively constant at $4.4 million during fiscal 2013 from $4.3 million during fiscal 2012.

Royalty Revenue.

Net royalty revenue decreased to $1.1 million during fiscal 2013 from $1.7 million during fiscal 2012. The decrease of approximately $0.6 million, or 35.3%, was primarily due to a reduction in sales of RDX technology-based products by third parties.

Gross Profit. Overall gross profit decreased to $16.2 million during fiscal 2013 compared to $19.2 million during fiscal 2012. Gross margin decreased to 26.4% during fiscal 2013 from 28.4% during fiscal 2012.

Product Revenue.

Gross profit on product revenue during fiscal 2013 was $14.2 million compared to $16.9 million during fiscal 2012. The decrease of $2.7 million, or 16.0%, was primarily due to the decrease in net product revenue related to decreased sales volumes of both tape automation, tape drives, tape media. Revenue and margins on RDX products rose slightly in 2013, compared to 2012 due customers shifting from tape- to removable disk-based storage systems. Gross margin on product revenue was 25.3% for fiscal 2013, a decrease from 27.4% for fiscal 2012. This reduction in margin is primarily due to heightened price competition.

Service Revenue.

Gross profit on service revenue remained relatively constant during fiscal 2013 at $1.8 million compared to $1.7 million during fiscal 2012.

Royalty Revenue.

Gross profit on royalty revenue during fiscal 2013 was $0.3 million compared to $0.6 million during fiscal 2012, a decrease of $0.3 million, or 50.0%. This decrease was primarily due to decreased revenue due to a decline in sales of RDX products by third parties. Gross margin on royalty revenue was 27.3% for fiscal 2013 which decreased from 35.3% for fiscal 2012.

Sales and Marketing Expense. Sales and marketing expense in fiscal 2013 of $13.1 million was fairly consistent with the $13.0 million for fiscal 2012.

Research and Development Expense. Research and development expense in fiscal 2013 increased to $3.5 million from $3.3 million during fiscal 2012. The increase of $0.2 million, or 6.1%, was primarily a result of an increased spending on contract development costs of the BizNAS product line partially offset by decreased headcount.

General and Administrative Expense. General and administrative expense in fiscal 2013 increased to $13.2 million from $10.4 million during fiscal 2012. The increase of $2.8 million, or 26.9%, was primarily a result of costs associated with the acquisition by Overland.

Interest Expense. Interest expense increased to $5.1 million during fiscal 2013 compared to $4.2 million in 2012. The increase of $0.9 million, or 21.4%, was primarily due to additional borrowings from a related party in 2013.

Other Income (Expense), Net. During fiscal 2013, Tandberg incurred other expense of $0.2 million compared with other income of $0.3 million during fiscal 2012. The change of $0.5 million was primarily due to the currency fluctuation between USD and EUR, and USD and JPY.

Provision for Income Taxes. During fiscal 2013, Tandberg realized an income tax benefit of $0.3 million compare to a minimal income tax expense in fiscal 2012. The tax benefit in fiscal 2013 and tax expense for fiscal 2012 was minimal as Tandberg has recorded a valuation allowance against deferred tax assets generated from historical net operating losses as Tandberg has determined that it is more likely than not that it will ultimately realize the tax benefit associated with these assets.

Liquidity and Capital Resources

During fiscal 2013, Tandberg used cash in operating activities of $8.4 million, compared to cash provided from operating activities of $1.1 million in fiscal 2012. The cash used during fiscal 2013 was primarily a result of a net loss of $18.5 million offset by $8.3 million in non-cash items, which were primarily accrued interest expenses for existing loans and depreciation and amortization. In addition, Tandberg had cash generated in from inventory of $1.3 million and cash generated from other operating assets and liabilities of $0.5 million during 2013.

Tandberg used cash in investing activities of $0.1 million during fiscal 2013, compared to $0.7 million in fiscal 2012. The decrease of $0.6 million in fiscal 2013 was due primarily to reduced expenditures for machinery, equipment and software.

Tandberg generated cash from financing activities of $8.4 million during fiscal 2013, compared to $0.5 million during fiscal 2012. In fiscal 2013, the amount was primarily the net result of a $9.5 million loan from its shareholder, compared to $1.5 million borrowed from the shareholder in 2012. Tandberg repaid $1.1 million of the RDX obligation in 2013, compared to $1.2 million of the RDX obligation repaid in 2012.

At December 31, 2013, the Company had a deficit working capital of $53.0 million, deficit equity of $32.0 million and incurred a net loss of $18.5 million for the year ended December 31, 2013. These conditions raise a question about the entity’s ability to continue as a going concern for the next twelve months.

As a result of Tandberg’s recurring losses from operations and negative cash flows, the report from its independent public audit firm regarding Tandberg’s consolidated financial statements for the year ended December 31, 2013 includes an explanatory paragraph expressing that Tandberg’s ability to continue as a going concern is dependent upon continued funding from its shareholders.

On January 21, 2014, Tandberg was acquired by Overland Storage, Inc. Immediately prior to closing of the acquisition by Overland, Tandberg’s debt to related party, including accrued interest with a December 31, 2013 balance of $58.8 million, was converted to equity and the Company’s revolving credit facility was repaid. The accompanying financial statements do not include any adjustments from this recapitalization or if the Company is unable to continue as a going concern.

As a result of the acquisition, Tandberg may be dependent upon Overland’s capital and financing capabilities to fund Tandberg’s cash needs over the next twelve months.

Research and Development, patents and licenses

Research and development activity at Tandberg has been focused on the continuous development of current product lines of RDX related products and tape automation products to meet the needs of customers. A development project was undertaken in 2012 and 2013 to develop a new range of NAS products that began shipping in the second quarter of fiscal 2013.

Trend Information

See discussion under “Results of Operations” and “Liquidity and Capital Resources.”

Off-Balance Sheet Arrangements

Tandberg has no off-balance sheet arrangements or significant guarantees to third parties that are not fully recorded in its consolidated balance sheet or fully disclosed in the notes to the consolidated financial statements.

Contractual Obligations

The following schedule summarizes Tandberg’s contractual obligations to make future payments at December 31, 2013 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Total debt including to related parties, including interest (1)	$58,778	$58,778	$0	$0
Operating lease obligations (2)	1,856	1,021	835	0

Total contractual obligations	$60,634	$59,799	$835	$0

(1): Includes $57.5 million of debt and accrued interest to Tandberg’s shareholder. As discussed above, this amount was converted into equity of Tandberg immediately prior to the acquisition transaction closing.

(2): This represents contractual lease obligations under non-cancellable operating leases on Tandberg’s premises in China, Norway, Colorado, Japan, and Singapore.

Inflation

Inflation has not had a significant impact on Tandberg’s operations during the periods presented. Historically, Tandberg has been able to pass on to its customers increases in raw material prices caused by inflation. If at any time Tandberg cannot pass on such increases, its margins could suffer.

Recently Issued Accounting Pronouncements

See Note 1 to Tandberg’s consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk.

Market risk represents the risk of loss that may impact Tandberg’s financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. Tandberg is exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to Tandberg’s normal operating and funding activities. Historically, Tandberg has not used derivative instruments or engaged in hedging activities.

Foreign Currency Risk.

Tandberg conducts business on a global basis and essentially all of its products sold in international markets are denominated in U.S. dollars. Historically, export sales have represented a significant portion of Tandberg’s sales and are expected to continue to represent a significant portion of sales. Tandberg’s wholly-owned subsidiaries in Germany, Japan, Norway, France, Singapore, Hong Kong, and China incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on Tandberg’s results of operations resulted in a loss of $0.3 million in 2013 and a gain of $0.3 million for fiscal 2012.